SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: 27th October, 2004, for 3rd Quarter, 2004

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELTELENOR ASA THIRD QUARTER 2004 RESULTS
SIGNATURES
Profit and loss statement
BALANCE SHEET
CASH FLOW STATEMENT
THE BUSINESS AREAS THIRD QUARTER
ANALYTICAL INFORMATION
Special items
Reconciliations

TELTELENOR ASA THIRD QUARTER 2004 RESULTS

Telenor’s revenues excluding gains increased by 15.9% to NOK 15,610 million. EBITDA increased by NOK 713 million to NOK 5,605 million. EBITDA margin adjusted for special items was 36.1%. Telenor’s operating profit increased by NOK 300 million to NOK 2,600 million. Profit before taxes and minority interests increased by NOK 659 million to NOK 2,664 million. Net income per share increased to NOK 0.82. Capex was NOK 3,140 million. Net debt was NOK 20.6 billion

Telenor’s revenues excluding gains increased by 15.9% to NOK 15,610 million. Adjusted for the effects of acquisitions and disposals of operations and currency fluctuations, the growth in revenues was just above 7%.

EBITDA increased by NOK 713 million to NOK 5,605 million. Telenor’s EBITDA margin adjusted for special items was 36.1% compared to 37.2%.

Telenor’s operating profit increased by NOK 300 million to NOK 2,600 million. Profit before taxes and minority interests increased by NOK 659 million to NOK 2,664 million. Net income per share increased by NOK 0.10 to NOK 0.82.

In Mobile, the number of subscriptions in consolidated operations increased by 2.2 million compared to 0.6 million in the same quarter last year. Revenues increased by NOK 2,559 million to NOK 8,881 million. EBITDA increased by NOK 811 million to NOK 3,412 million.

In Fixed Norway, revenues adjusted for disposal of operations and special items were reduced by 3.3%. Correspondingly, adjusted EBITDA margin was 36.1% compared to 36.7% in the third quarter of 2003. The operating profit was in line with the same quarter last year.

In Broadcast, at the end of the third quarter of 2004 the number of subscribers with satellite dish exceeded 800,000 in the Nordic area. EBITDA increased by NOK 105 million to NOK 424 million.

In the third quarter of 2004, Telenor Mobil Norway increased the number of GSM subscriptions by 114,000. Telenor’s estimated market share for mobile services in Norway was 56% measured in number of subscriptions. The market share for fixed line telephony in Norway measured in traffic minutes was sustained from previous quarters at 69%.

Capital expenditure was NOK 3,140 million compared with NOK 1,460 million in the third quarter of 2003 mainly as a consequence of increased network investments in Mobile due to strong subscriber growth and the purchase of an ownership interest in a satellite in Broadcast.

Net interest-bearing liabilities were NOK 20.6 billion, a reduction of NOK 1.4 billion from the second quarter of 2004.

In the third quarter of 2004 Telenor purchased 3,000,000 own shares in the market for NOK 145 million. So far in 2004, Telenor has purchased shares for NOK 2.85 billion, including shares, which according to an agreement, have been or will be purchased from the Kingdom of Norway.

The Intelsat AGM has approved the agreement involving today’s shareholders selling their shares to private investors for $18.75 a share. Telenor has approximately 6.9 million shares in Intelsat. The sale will give Telenor a book profit of around NOK 400 million. The settlement for the shares will be in cash, and is expected to be concluded around year-end 2004.

Outlook:

Telenor confirms its expectations for 2004 as presented in Telenor’s report for the second quarter of 2004 of a continued positive development in Telenor’s results compared to 2003. This also applies to the fourth quarter of 2004.

Continued growth in revenues is expected, in particular driven by the international mobile operations, where we experience a strong growth in the customer base in several markets.

The EBITDA margin for 2004 is expected to be in line with 2003, excluding special items. This includes the consolidation of Sonofon and the establishment of mobile operations in Pakistan. This expectation is based on, among other factors, the effects of increased marketing efforts to secure growth in several of our mobile operations. Capital expenditure in the fourth quarter is expected to be higher than in the fourth quarter of 2003 due to expectations of continued high network investments in Telenor’s international mobile operations.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:	/s/ Torstein Moland
	Name:	Torstein Moland (sign.)
	Title:	CFO

Date: 27th October, 2004

Profit and loss statement

	3rd quarter		First three quarters
Telenor group					Year
(NOK in millions except net income per share)	2004	2003	2004	2003	2003
Revenues	15,610	13,469	45,144	39,218	52,889
Gains on disposal of fixed assets and operations	71	22	445	102	232
Total revenues	15,681	13,491	45,589	39,320	53,121

Costs of materials and traffic charges	4,147	3,391	11,780	9,836	13,094
Own work capitalized	(103)	(122)	(391)	(398)	(571)
Salaries and personnel costs	2,224	2,148	7,271	7,011	9,561
Other operating expenses	3,756	3,166	10,546	9,251	12,506
Losses on disposal of fixed assets and operations	52	16	81	201	229
Depreciation and amortization	2,963	2,579	8,635	7,956	10,597
Write-downs	42	13	46	76	145
Total operating expenses	13,081	11,191	37,968	33,933	45,561

Operating profit	2,600	2,300	7,621	5,387	7,560

Associated companies	292	62	636	1,410	1,231
Net financial items	(228)	(357)	1,743	(1,255)	(1,365)
Profit before taxes and minority interests	2,664	2,005	10,000	5,542	7,426

Taxes	(906)	(676)	(3,400)	(1,772)	(2,376)
Minority interests	(359)	(48)	(990)	(209)	(490)
Net income	1,399	1,281	5,610	3,561	4,560

Net income per share in NOK — basic and diluted	0.81	0.72	3.20	2.01	2.57

US GAAP
Net income	1,649	1,456	6,209	3,968	5,036
Net income per share in NOK — basic and diluted before cummulative effect of change in accounting principle	0.96	0.82	3.54	2.23	2.84

BALANCE SHEET

Telenor group
(NOK in millions)	30.09.2004	30.06.2004	30.09.2003	31.12.2003
Deferred tax assets	1,245	1,906	3,858	3,850
Goodwill	14,546	14,683	9,690	9,224
Intangible assets	10,897	11,072	6,074	5,536
Tangible assets	38,083	37,322	36,671	35,722
Associated companies	6,672	6,808	8,940	10,166
Other financial assets	2,414	2,429	4,914	3,848

Total fixed assets	73,857	74,220	70,147	68,346

Other current assets	11,222	11,779	10,659	9,819
Liquid assets	4,404	5,465	5,614	7,945

Total current assets	15,626	17,244	16,273	17,764

Total assets	89,483	91,464	86,420	86,110

Paid-in equity	27,318	27,465	29,285	29,311
Other equity	15,600	14,201	10,794	9,978
Cumulative translation adjustments	(1,670)	(1,536)	(2,299)	(2,052)

Shareholders equity	41,248	40,130	37,780	37,237

Minority interests	4,342	4,278	3,699	3,646

Total equity and minority interests	45,590	44,408	41,479	40,883

Provisions	2,860	2,678	1,543	1,645

Long-term interest-bearing liabilities	24,535	26,184	26,580	25,376
Long-term non-interest-bearing liabilities	723	706	989	754

Total long-term liabilities	25,258	26,890	27,569	26,130

Short-term interest-bearing liabilities	465	1,254	618	386
Short-term non-interest-bearing liabilities	15,310	16,234	15,211	17,066

Total short-term liabilities	15,775	17,488	15,829	17,452

Total equity and liabilities	89,483	91,464	86,420	86,110

USGAAP
Shareholders equity	43,782	42,410	41,188	42,535

CHANGE IN SHAREHOLDERS EQUITY

	01.01.2004	01.01.2004	01.01.2003	01.01.2003
(NOK in millions)	30.09.2004	-30.06.2004	-30.09.2003	-31.12.2003
Shareholders equity as of 1 January	37,237	37,237	33,685	33,685
Net income	5,610	4,211	3,561	4,560
Dividends	12	12	—	(1,776)
Employee share issue	27	23	—	26
Acquisition Comincom/Combellga	—	—	(35)	(35)
Acquisition GramennPhone	—	—	—	(39)
Share buy back	(2,020)	(1,869)	—	—
Translation adjustments	382	516	569	816

Shareholders equity	41,248	40,130	37,780	37,237

CASH FLOW STATEMENT

	3rd quarter		First three quarters
Telenor group					Year
(NOK in millions)	2004	2003	2004	2003	2003
Profit before taxes and minority interests	2,664	2,005	10,000	5,542	7,426
Taxes paid	(670)	(160)	(1,242)	(2,882)	(3,283)
Net (gains) losses including write-downs of financial items	(41)	32	(2,995)	227	(76)
Depreciation, amortization and write-downs	3,005	2,592	8,681	8,032	10,742
Associated companies	(292)	(62)	(636)	(1,410)	(1,231)
Difference between expensed and paid pensions	213	(81)	349	(154)	134
Currency (gains) losses not relating to operating activities	(6)	(1)	23	(49)	(78)
Change in other accruals	316	506	(181)	(545)	42

Net cash flow from operating activities	5,189	4,831	13,999	8,761	13,676

Payments on purchase of tangible and intangible assets	(3,324)	(1,481)	(8,215)	(4,159)	(6,536)
Payments on purchase of subsidiaries and associated companies, net of cash received	(525)	(30)	(5,235)	(235)	(506)
Proceeds from sale of tangible and intangible assets and businesses, net of cash payed	239	63	717	2,515	2,850
Proceeds from sale of and payments for other investments	(75)	60	3,054	8	738

Net cash flow from investment activities	(3,685)	(1,388)	(9,679)	(1,871)	(3,454)

Proceeds and payments interest-bearing liabilities	(1,280)	(3,112)	(3,826)	(6,069)	(7,022)
Issuance of shares and repayment of equity	4	23	26	29	25
Share buy back	(905)	—	(2,020)	—	—
Dividends paid to minority interests	(188)	—	(189)	—	(91)
Dividends paid to Telenor’s shareholders	(73)	(8)	(1,764)	(799)	(799)

Net cash flow from financing activities	(2,442)	(3,097)	(7,773)	(6,839)	(7,887)

Effect on cash and cash equivalents of changes in foreign exchange rates	(131)	(45)	(94)	42	45
Net change in cash and cash equivalents	(1,069)	301	(3,547)	93	2,380

Cash and cash equivalents at the beginning of the period	5,166	5,056	7,644	5,264	5,264
Cash and cash equivalents at the end of the period	4,097	5,357	4,097	5,357	7,644

THE BUSINESS AREAS THIRD QUARTER

													Profit (loss) before taxes
							Operating		Associated		Net financial		and minority
	Total revenues1)		of which external1)		EBITDA		profit (loss)		companies		items		interests
(NOK in millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Mobile	8,881	6,322	8,530	5,966	3,412	2,601	1,802	1,507	270	95	(453)	(347)	1,619	1,255
Fixed	4,665	5,152	4,238	4,724	1,504	1,761	674	792	32	1	(101)	(161)	605	632
Broadcast	1,330	1,203	1,296	1,164	424	319	205	63	1	15	(114)	(145)	92	(67)
EDB Business Partner	1,018	1,008	774	768	167	11	60	(91)	—	—	(8)	(17)	52	(108)
Other business units	901	958	785	812	97	111	(22)	3	(11)	(50)	(16)	(119)	(49)	(166)
Corporate functions and group activities	504	529	58	57	2	64	(97)	(33)	(1)	—	463	431	365	398
Eliminations	(1,618)	(1,681)	—	—	(1)	25	(22)	59	1	1	1	1	(20)	61

Total	15,681	13,491	15,681	13,491	5,605	4,892	2,600	2,300	292	62	(228)	(357)	2,664	2,005

1)	Revenues include gains on disposal of fixed assets and operations

THE BUSINESS AREAS FIRST THREE QUARTERS

													Profit (loss) before taxes
							Operating		Associated		Net financial		and minority
	Total revenues1)		of which external1)		EBITDA		profit (loss)		companies		items		interests
(NOK in millions)	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Mobile	24,297	17,499	23,246	16,520	9,279	7,073	4,816	3,792	656	1,656	1,151	(1,693)	6,623	3,755
Fixed	14,473	15,334	13,157	14,110	4,725	5,043	2,095	1,963	26	1	(390)	(581)	1,731	1,383
Broadcast	3,972	3,510	3,870	3,388	1,162	850	488	49	3	(66)	(378)	(625)	113	(642)
EDB Business Partner	3,398	3,176	2,710	2,399	751	222	458	(72)	—	(13)	(37)	(66)	421	(151)
Other business units	2,717	3,157	2,348	2,699	358	176	32	(182)	(53)	(167)	(50)	(308)	(71)	(657)
Corporate functions and group activities	1,632	1,681	258	204	1	55	(289)	(228)	1	(2)	1,442	2,194	1,154	1,964
Eliminations	(4,900)	(5,037)	—	—	26	—	21	65	3	1	5	(176)	29	(110)

Total	45,589	39,320	45,589	39,320	16,302	13,419	7,621	5,387	636	1,410	1,743	(1,255)	10,000	5,542

1)	Revenues include gains on disposal of fixed assets and operations

ANALYTICAL INFORMATION

	2002					2003				2004
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Revenues (NOK in millions)	11,563	12,011	12,210	13,042	12,606	13,223	13,491	13,801	14,284	15,624	15,681
EBITDA excluding gains and losses (NOK in millions)	2,926	3,155	3,778	3,599	4,184	4,448	4,886	4,781	5,010	5,342	5,586
Operating profit (loss) (NOK in millions)	602	691	488	(2,101)	1,475	1,612	2,300	2,173	2,282	2,739	2,600
Profit (loss) before taxes and minority interests (NOK in millions)	31	383	(105)	(5,445)	1,047	2,490	2,005	1,884	4,674	2,662	2,664
Equity ratio including minority interests (%)	49.4	48.2	46.7	41.7	42.6	45.5	48.0	47.0	47.2	48.6	50.9
Net interest bearing liabilities (NOK in millions)	24,449	25,717	27,645	26,872	26,139	25,317	21,584	17,817	19,297	21,973	20,596
Net interest bearing liabilities/EBITDA excluding gains and losses last 12 months	2.6	2.5	2.3	2.0	1.8	1.6	1.3	1.0	1.0	1.1	1.0
Capex (NOK in millions)	1,879	2,161	2,169	2,680	1,230	1,314	1,460	2,450	1,471	4,012	3,140
Investments in businesses (NOK in millions)	8,875	2,271	493	772	23	268	9	263	3,749	294	644
No. of man-years	22,250	21,650	22,350	22,100	21,200	21,150	20,300	19,450	20,600	20,200	20,700
- of which abroad	7,700	7,800	8,600	8,900	8,700	8,700	8,100	7,450	8,650	8,750	9,450

MOBILE
Telenor Mobil — Norway
No. of mobile subscriptions (NMT + GSM) (in thousands)	2,314	2,360	2,409	2,382	2,342	2,330	2,364	2,364	2,378	2,451	2,562
No. of GSM subscriptions (in thousands)	2,249	2,299	2,352	2,330	2,294	2,285	2,324	2,327	2,346	2,422	2,536
- of which prepaid (in thousands)	1,051	1,094	1,131	1,115	1,093	1,091	1,120	1,099	1,091	1,118	1,178
Traffic minutes per GSM subscription per month, generated and terminated	171	185	186	178	178	190	195	189	192	198	198
Average revenue per GSM subscription per month in the quarter (ARPU):	334	351	359	340	330	346	354	326	332	348	345
- of which contract	481	511	528	492	480	501	519	475	488	515	526
- of which prepaid	162	168	171	170	163	172	174	162	154	153	134
No. of SMS and content messages (in millions)	391	403	444	454	452	462	500	512	488	511	560
Sonofon — Denmark
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	—	—	996	1,212	1,263
- of which prepaid (in thousands)	—	—	—	—	—	—	—	—	250	451	485
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	—	—	165	185	175
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	—	—	—	—	270	255	242
- of which contract	—	—	—	—	—	—	—	—	313	322	315
- of which prepaid	—	—	—	—	—	—	—	—	135	111	106
No. of SMS and content messages (in millions)	—	—	—	—	—	—	—	—	240	298	338
Telenor Mobile Sweden
No. of mobile subscriptions (in thousands)	—	—	—	—	52	59	65	81	84	92	96
- of which prepaid (in thousands)	—	—	—		26	23	28	44	48	54	56
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—		28	41	67	76	80	104	118
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—		119	160	207	199	188	202	218
- of which contract	—	—	—		194	248	311	294	295	311	365
- of which prepaid	—	—	—		44	49	56	105	105	122	118
Pannon — Hungary
No. of mobile subscriptions (in thousands)	2,001	2,146	2,311	2,450	2,514	2,514	2,564	2,618	2,596	2,588	2,595
- of which prepaid (in thousands)	1,446	1,596	1,767	1,910	1,989	1,981	2,019	2,023	1,977	1,936	1,886
Traffic minutes per GSM subscription per month, generated and terminated	113	115	112	112	104	110	113	116	111	121	127
Average revenue per GSM subscription per month in the quarter (ARPU):	182	184	177	177	153	165	170	173	169	176	184
- of which contract	383	391	401	415	386	414	416	412	396	386	390
- of which prepaid	97	98	94	100	86	92	97	99	94	97	100
DiGi.Com — Malaysia
No. of mobile subscriptions (100% in thousands)	1,159	1,284	1,454	1,616	1,803	1,946	2,055	2,207	2,416	2,585	2,806
- of which prepaid (100% in thousands)	1,044	1,176	1,351	1,519	1,708	1,850	1,953	2,101	2,301	2,453	2,653
Traffic minutes per GSM subscription per month, generated and terminated	197	189	185	185	177	175	177	176	167	164	170
Average revenue per GSM subscription per month in the quarter (ARPU):	169	158	138	145	123	111	117	117	116	110	112
- of which contract	313	331	312	352	331	336	367	357	358	352	337
- of which prepaid	150	142	124	131	112	100	105	105	104	98	100
Kyivstar — Ukraine
No. of mobile subscriptions (100% in thousands)	—	—	1,659	1,856	2,012	2,205	2,512	3,037	3,221	3,610	4,856
- of which prepaid (100% in thousands)	—	—	1,283	1,472	1,614	1,768	2,037	2,503	2,675	3,031	4,211
Traffic minutes per GSM subscription per month, generated and terminated	—	—	50	49	43	52	59	73	69	74	96
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	113	102	81	92	106	95	87	97	103
- of which contract	—	—	194	202	167	176	204	201	194	213	220
- of which prepaid	—	—	73	70	54	66	74	70	62	69	76
GrameenPhone — Bangladesh
No. of mobile subscriptions (100% in thousands)	550	625	704	769	835	928	1,047	1,141	1,520	1,795	2,024
- of which prepaid (100% in thousands)	353	424	501	563	631	725	820	899	1,258	1,501	1,730
Traffic minutes per GSM subscription per month, generated and terminated	308	297	288	298	309	312	328	320	322	313	310
Average revenue per GSM subscription per month in the quarter (ARPU):	191	173	167	155	133	136	143	130	123	108	104
- of which contract	311	297	286	303	283	295	337	327	342	298	310
- of which prepaid	118	104	100	95	81	89	90	76	72	70	67
ProMonte GSM — Montenegro
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	—	—	—	—	340
- of which prepaid (in thousands)	—	—	—	—	—	—	—	—	—	—	297
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	—	—	—	—	67
Average revenue per GSM subscription per month in the quarter (ARPU):	—	—	—	—	—	—	—	—	—	—	176
- of which contract	—	—	—	—	—	—	—	—	—	—	504
- of which prepaid	—	—	—	—	—	—	—	—	—	—	92
Associated companies
No. of mobile subscriptions (100% in thousands)	12,424	14,425	14,814	16,116	17,158	15,105	17,035	19,478	21,028	24,594	28,662

FIXED — Norway
Retail market
No. of PSTN subscriptions (in thousands)	1,522	1,497	1,480	1,467	1,449	1,427	1,381	1,308	1,248	1,219	1,196
No. of ISDN subscriptions (lines in thousands)	1,803	1,818	1,818	1,828	1,816	1,800	1,755	1,682	1,600	1,548	1,498
PSTN/ISDN generated traffic (mill. minutes)	4,702	4,392	3,864	4,387	4,268	3,876	3,454	3,787	3,725	3,279	2,851
Market share of PSTN/ISDN generated traffic (%)	73	73	73	72	70	70	69	69	69	69	69
No. of Online subscriptions residential market (in thousands)	370	359	347	337	315	304	301	294	286	276	263
No. of ADSL subscriptions residential market (in thousands)	42	53	64	90	114	124	139	163	191	214	245
No. of ADSL subscriptions business market Norway (in thousands)	1	2	3	4	7	10	11	14	17	21	25
Wholesale market
No. of PSTN subscriptions (in thousands)	—	—	—	—	11	12	42	104	151	170	180
No. of ISDN subscriptions (lines in thousands)	—	—	—	—	14	17	52	126	188	215	234
No. of ADSL subscriptions (in thousands)	5	6	8	15	21	31	41	56	76	86	90
No. of LLUB (in thousands)	18	25	32	42	53	59	68	80	96	108	123

BROADCAST
No. of television subscribers in the Nordic region
- Subscribers with satellite dish (in thousands)	614	646	664	701	713	708	726	763	778	782	800
- Cable TV subscribers (in thousands)	557	559	561	571	575	590	594	604	605	611	614
- Households in small antenna TV-networks (in thousands)	1,140	1,126	1,129	1,133	1,130	1,049	1,100	1,098	1,132	1,161	1,190
- Cable TV Internet access (in thousands)	15	17	18	21	24	26	28	31	34	35	38

Special items

	3rd quarter		First three quarters
					Year
(NOK in millions)	2004	2003	2004	2003	2003
EBITDA	5,605	4,892	16,302	13,419	18,302
Gains on disposal of fixed assets and operations	(71)	(22)	(445)	(102)	(232)
Losses on disposal of fixed assets and operations	52	16	81	201	229
EBITDA excluding gains and losses	5,586	4,886	15,938	13,518	18,299

Expenses for workforce reductions, loss contracts and exit from activities
Mobile	4	(7)	15	(21)	(21)
Fixed	5	(28)	47	(24)	6
Broadcast	1	(3)	2	2	7
EDB Business Partner	16	142	43	199	223
Other business units	15	19	17	32	38
Corporate functions and Group activities	1	(5)	106	16	34
Eliminations	—	—	—	—	—
Total workforce reductions, loss contracts and exit from activities	42	118	230	204	287

Adjusted EBITDA	5,628	5,004	16,168	13,722	18,586

Write-downs
Mobile	3	2	4	29	35
Fixed	—	—	—	7	24
Broadcast	—	5	—	9	18
EDB Business Partner	—	6	—	17	28
Other business units	36	—	39	14	37
Corporate functions and Group activities	3	—	3	—	3
Eliminations	—	—	—	—	—
Total write-downs	42	13	46	76	145

Adjusted operating profit	2,665	2,425	7,533	5,766	7,989

Special items associated companies
(Gains) losses on disposal of ownership interests	(8)	—	(17)	(1,508)	(1,507)
Write-down Sonofon	—	—	—	—	—

Write-down DTAC/UCOM	—	—	—	—	—
Write-down Oniway	—	—	—	—	—
Other write-downs associated companies	—	—	—	11	25
Total special items associated companies	(8)	—	(17)	(1,497)	(1,482)

Net (gains) losses and write-downs financial items	(22)	38	(2,631)	128	(73)

Adjusted profit (loss) before taxes and minority interests	2,699	2,168	7,264	4,552	6,300

Reconciliations

	3rd quarter		First three quarters
					Year
(NOK in millions)	2004	2003	2004	2003	2004
Net income (loss)	1,399	1,281	5,610	3,561	4,560
Minority interests	359	48	990	209	490
Taxes	906	676	3,400	1,772	2,376
Profit (loss) before taxes and minority interests	2,664	2,005	10,000	5,542	7,426
Net financial items	228	357	(1,743)	1,255	1,365
Associated companies	(292)	(62)	(636)	(1,410)	(1,231)
Operating profit (loss)	2,600	2,300	7,621	5,387	7,560
Depreciation and amortization	2,963	2,579	8,635	7,956	10,597
Write-downs	42	13	46	76	145
EBITDA	5,605	4,892	16,302	13,419	18,302

Net (gains) losses on disposal of fixed assets and operations	(19)	(6)	(364)	99	(3)
EBITDA excluding gains and losses	5,586	4,886	15,938	13,518	18,299

Expenses for workforce reductions, loss contracts and exit of activities	42	118	230	204	287
Adjusted EBITDA	5,628	5,004	16,168	13,722	18,586

Operating profit (loss)	2,600	2,300	7,621	5,387	7,560
Write-downs	42	13	46	76	145
Net (gains) losses on disposal of fixed assets and operations	(19)	(6)	(364)	99	(3)
Expenses for workforce reductions, loss contracts and exit of activities	42	118	230	204	287
Adjusted operating profit (loss)	2,665	2,425	7,533	5,766	7,989

Associated companies	292	62	636	1,410	1,231
Special items associated companies	(8)	—	(17)	(1,497)	(1,482)
Adjusted associated companies	284	62	619	(87)	(251)

Profit (loss) before taxes and minority interests	2,664	2,005	10,000	5,542	7,426
Write-downs	42	13	46	76	145
Net (gains) losses on disposal of fixed assets and operations	(19)	(6)	(364)	99	(3)
Expenses for workforce reductions, loss contracts and exit of activities	42	118	230	204	287
Special items associated companies	(8)	—	(17)	(1,497)	(1,482)
Net (gains) losses and write-downs financial items	(22)	38	(2,631)	128	(73)
Adjusted profit (loss) before taxes and minority interests	2,699	2,168	7,264	4,552	6,300